VIA EDGAR

November 26, 2007

Mr. Jim B. Rosenberg

Mr. Gus Rodriguez

Ms. Mary Mast

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Encorium Group, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Lady and Gentlemen:

This letter is a follow up response to the Securities and Exchange Commission’s letter dated September 26, 2007 and our initial response thereto dated October 9, 2007 related to the above referenced Form 10-K filing of Encorium Group, Inc. (“Encorium” or “Company”). On November 6, 2007, we discussed our initial response with Mr. Rodriguez and we are submitting this response to address matters discussed during that conversation. Our response herein is keyed to the numerical order of your comments in the Securities and Exchange Commission’s letter dated September 26, 2007. Our understanding is that Comments 1 and 3 in your letter dated September 26, 2007 have been adequately addressed. Our response to your open comment, as listed below, follows the text of your comment.

2) Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-8

We do not believe it is appropriate to recognize revenue related to milestones prior to the milestone being achieved. It appears you will not receive revenue relating to the milestone until the event has occurred and thus it is unclear why including the milestone payment in the total contract value does not prematurely recognize revenue. Please revise or explain to us why your accounting treatment is appropriate.

Response:

General Overview- Revenue Recognition

Our revenue earning activities involve the rendering of interrelated drug development services to our clients in the design and management of complex human clinical trials for the pharmaceutical, biotechnology and medical device industries. We evaluate the revenue recognition for each contract as a single unit of accounting since separation into multiple deliverables is not supportable. As described in our Form 10-K, we utilize the proportional performance method to recognize revenue.

In applying the proportional performance method, we have determined that value is delivered to our customers as the services are performed. The drug development process is a complex, highly regulated activity which may be subject to a myriad of changes during the life of the contract. We believe that the performance of services is best measured by tracking the actual direct costs incurred as compared to the actual direct costs expected. Our contracts generally provide that in the event of early termination, we shall be paid an amount that reflects the actual documented services performed to the date of termination in accordance with the Agreement including, without limitation, all fees and reasonable out-of-pocket expenses to wind up existing study activities. As discussed below, the payment schedule may not correspond with the schedule of service performance and therefore may not agree with the amount that would be collected in the event of early termination.

Revenues are therefore recognized over the period from the awarding of the contract to study completion and acceptance based on the proportional performance method as measured by the actual direct costs incurred.

Contract Value

The Company evidences its relationship with its clients through written signed contracts with a stated and mutually agreed upon contract value. The contract value equals the value of the services to be performed under the contract by aggregating the labor hours estimated to be incurred to perform the tasks at the agreed upon labor rates. Contract value excludes the value of third party and other pass-through costs. Pursuant to the terms of the signed contract between the Company and the client, the client is obligated to pay the Company for the value of the services performed since the client receives the benefit from the services performed during the term of the contract. When a client requests a change in scope regarding the nature and extent of services to be performed in the clinical trial, the Company evidences such change in contract value through a written signed contract amendment. Once the Company and the client agree on the nature and change to the services to be performed and the change of scope is in the form of a written contract amendment and fully executed, the contract value is adjusted accordingly.

Milestone Billings and Payments

There are no standard billing or milestone arrangements which are present in each contract. Each contract has separate and distinct billing and payment terms which are the result of a negotiation between the Company and the client. Accordingly, contract billings and cash receipts do not necessarily correspond to the conveyance of value to the customer or the amount that would be received by the Company upon early termination by the customer. For instance, a portion of the contract value, typically 10% to 15%, is paid up front at the time or shortly thereafter the contract is signed. These up front payments are deferred and recognized as net revenues as services are performed under the proportional performance method as described above. Examples of milestone billing dates include, but are not limited to, the enrollment of the first patient into a clinical trial, completion of the clinical study database and acceptance by the client of a final study report regarding data collected during the clinical trial. It should be noted that, in a comprehensive full service drug development program, the client would not purchase these segments of performance separately but as part of an integrated, full service development program in connection with the development of the drug. All payments received pursuant to the terms of the contract are recognized in accordance with the proportional performance method.

Summary

As described above, we believe that the proportional performance method of revenue recognition provides the most accurate reflection of net revenues for the Company and that our revenue recognition accounting policies are in conformity with accounting principles generally accepted in the United States of America in that all of the criteria, as set forth in SEC Staff Accounting Bulletin Topic 13 of SAB 104, Revenue Recognition, have been met.

•	Persuasive evidence of an arrangement exists

•	The service has been rendered

•	Our price to the client is fixed and determinable, and

•	Collectibility is reasonably assured

We trust that we adequately have addressed all of the comments contained in the Securities and Exchange Commission’s letter dated September 26, 2007 and our follow up conversation with Mr. Rodriguez on November 6, 2007. If you have any further questions, please contact me directly at (610) 989-4208.

Sincerely,

/s/ Lawrence R. Hoffman
Lawrence R. Hoffman
Executive Vice President & Chief Financial Officer